Rosetta Stone Inc.
1919 North Lynn St., 7th Fl.
Arlington, Virginia 22209

May 30, 2013

Securities and Exchange Commission	VIA EDGAR and Facsimile

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549
Attn:                    Luna Bloom, Staff Attorney
                                                Evan S. Jacobson, Attorney-Advisor

Re:                             Rosetta Stone Inc.

Request for Acceleration of Effectiveness

Registration Statement on Form S-3, as amended (Registration No. 333-188444)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rosetta Stone Inc. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on May 30, 2013, or as soon thereafter as it is practicable.

The Registrant acknowledges that:

(a)                                 should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)                                 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)                                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian P. Fenske of Fulbright & Jaworski L.L.P., counsel to the Registrant, at (713) 651-5557, or me at (703) 387-5814 upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours,

Rosetta Stone Inc.

By:	/s/ Michael C. Wu
Michael C. Wu
General Counsel